Exhibit 99.30

Mogo Closes $15 Million Public Offering of Convertible Debentures

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE OVER U.S. NEWSWIRE SERVICES/

VANCOUVER, June 6, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, and a provider of innovative financial products to consumers, is pleased to announce that it has today closed its previously announced commercially reasonable “best efforts” public offering (the “Offering”) of 10% senior secured convertible debentures (the “Debentures”). The Offering was fully subscribed. Mogo sold $15,000,000 aggregate principal amount of the Debentures pursuant to the Offering at a price of $1,000 per Debenture. Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. (the “Agents”) acted as agents under the Offering.

Net proceeds from the Offering will be used to fund the growth of the Company’s loan portfolio, with an emphasis on its long-term loan products. The Company’s loans are primarily funded using two credit facilities with Fortress Credit Co LLC, with a portion of each loan being funded by the Company. The net proceeds of the Offering will be used to satisfy such portion of each new loan.

The Debentures bear interest from today’s date at 10% per annum, payable semi-annually on May 31 and November 30 of each year. The Debentures are conditionally listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MOGO.DB”, subject to the Company fulfilling all of the listing requirements of the TSX on or before August 4, 2017.

Mr. Michael Wekerle, Difference Capital, and certain of Mr. Wekerle’s associates, have acquired $6,500,000 aggregate principal amount of the Debentures under the Offering. Mr. Wekerle commented:

“There is no question that the world of consumer finance is going digital. I believe Mogo is the clear leader in Canada with the best digital experience, brand and over 400,000 members and growing. I am excited to be a part of this Company that I think is building a true challenger brand to the banks and helping redefine one of Canada’s largest industries.”

Because of his current significant shareholdings in Mogo, Mr. Wekerle is restricted from converting any Debentures he and his associates and affiliates hold until Mogo obtains disinterested shareholder approval in respect thereof. Mogo plans to seek such shareholder approval at a special meeting of shareholders to be held in the third quarter of this year.

Other investors participating in the offering include Jim Treliving, owner of Boston Pizza International Inc.; Joe Mimran, founder of Club Monaco and Joe Fresh; Manjit Minhas, co-founder and co-owner of Minhas Breweries; and Michele Ronanow, co-founder of Buytopia.ca.

A copy of the final short form prospectus relating to the Offering is available at www.SEDAR.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer of securities for sale nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or any applicable exemption from the registration requirement thereunder.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding Mogo’s intended use of proceeds of the Offering. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s intended use of proceeds of the Offering is subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the final short form prospectus, available at www.SEDAR.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 400,000 members and growing, Mogo is leading the shift to digital banking in Canada and offering consumers real alternatives to the big banks.

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/June2017/06/c1041.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 16:00e 06-JUN-17